UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Lila Labs, Inc.

Legal status of Issuer:

     Form:
     Corporation

     Jurisdiction of Incorporation/Organization:
     Delaware

     Date of Organization:
     March 28, 2019

Physical Address of Issuer:
650 Harbor Street #1 Venice, CA 90291

Website of Issuer:
https://heylila.com

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:
Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:
25,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$25,000

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):
$1,070,000

Deadline to reach the Target Offering Amount:
July 30, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$3	$57
Cash and Cash Equivalents	$0	$57
Accounts Receivable	$0	$0
Short-term Debt	$21,533	$0
Long-term Debt	$102,800	$107,000
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$62,399	-$152,023

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 31, 2021

Lila Labs, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Lila Labs, Inc. ("**LILA,**" the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by July 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled *The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://heylila.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/lila

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Lila Labs, Inc. is a Delaware corporation incorporated on March 28, 2019.

The Company is located at 650 Harbor Street #1 Venice CA 90291

The Company's website is https://heylila.com

The Company conducts or intends to conduct business in all 50 U.S. states plus Canada, Great Britain, Australia, Europe, Russia, Asia and India

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/lila and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	$25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	$25,000*
Maximum Number of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	$1,070,000*
Price Per Security	$1.00**
Minimum Individual Purchase Amount	$100.00+
Offering Deadline	July 30, 2021
Use of Proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on page 21.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

**The Securities are sold in increments as stated above.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings of 2020 and 2021 and into the future due to COVID-19, the Company's revenue may be adversely affected. COVID-19 has had a global impact on the economy in general, and, as the Company has not yet launched its product, it is uncertain what the affect COVID-19 will have on its business, operations, revenues and profits. COVID-19 or other pandemics could have a significant negative impact on the Company and its business.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, the Company's capital structure consists of 10,000,000 shares of Common Stock, par value $0.00001 per share (the "Common Stock") of which 9,197,494 are issued and outstanding. The shares issued are to founders, employees and advisors and subject to either a three year vesting or two year vesting period. Unless we increase our authorized capital structure, we may not have enough authorized shares to be able to obtain funding by issuing shares or securities convertible into shares. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Ricky Williams, our Chief Executive Officer, Linnea Miron, our Chief Legal Officer, Matthew Cohen, our Chief Operating Officer, Steven Forrest, our Chief Content Provider, Ophira Edut, our Chief Brand Officer, and Frederick Steinmann, our Chief Financial Officer. The Company has or intends to enter into employment agreements with Ricky Williams, Linnea Miron, Matthew Cohen, Steven Forrest, Ophira Edut and Frederick Steinmann, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

As a media technology company, we may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company's principal place of business is located in California as of the date of the Offering.

The Company's principal offices are located in California, but the Company has not filed all appropriate documentation, paid all fees and taxes owed or obtained all licensing necessary to conduct business in the State. The

Company intends to make all such filings, pay all such fees, and obtain all necessary licensing as promptly as possible.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering.

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit E and includes text messages and the transcript to a webinar.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principle.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principle if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business
LILA is a cross-platform mobile application that translates astrological symbolism into relatable and practical relationship insights. LILA is the first astrology application that focuses exclusively on the three dimensions of relationships (Self-discovery, social discovery (dating), and relationship building). LILA's IP will be an astrological algorithm that leverages behavioral data and user feedback to constantly learn and predict people's relationship patterns based on birth information to deliver compatible matches and relevant insights.

The Company's Products and/or Services

Product / Service	Description	Current Market
LILA	The Ultimate Relationship App - LILA turns your horoscope into psychological insights that help you make better choices in your relationships.	B2C, open minded people ages 22-45 who are interested in self-knowledge and value deeper authenticity and connection in relationships.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

In the Online Dating industry, we view Tinder, Bumble, and Hinge as key competitors. We differentiate ourselves by offering valuable insights to users before they start using the dating feature and continue adding value after they've made a connection. These other dating apps are designed to be deleted and offer no value once a solid connection is made. In the Mystic Services/Astrology industry, we view Co-Star, The Pattern, and Sanctuary as key competitors. We view ourselves as an astrological happy medium between Co-Star and The Pattern, offering relatable insights that won't scare away newcomers, yet will still teach the cosmically curious more about Astrology and help them navigate relationships with clarity.

Customer Base

Our target audience is comprised of Younger GenX, Millennials, and Older Gen Z who consider themselves open minded and relatively spiritual, with a thirst for self-knowledge and more meaningful relationships.**Intellectual Property**

The Company has intellectual property in the form of trade secrets, customer and vendor lists, and source code.

Governmental/Regulatory Approval and Compliance
The Company is subject to the laws and regulations in the jurisdictions in which it operates.

Litigation

The company is not currently subject to or aware of any threatened litigation.

**USE OF PROCEEDS**

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fee	6%	$1,500	6%	$64,200
Marketing, media and content	0%	$0	40%	$428,000
Technology	80%	$20,000	30%	$321,000
Operations	14%	$3,500	24%	$256,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering.

Intermediary Fee
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Marketing, media and content
Will be used to pay people who create content that we distribute on our exclusive App, Social Media and other Media Channels. This content will be what users pay for and will ultimately drive user growth.

Technology
Will be used to fund the developers of the App who will build out the back end, front end design.

Operations
This will pay for Officer salaries who will handle many of the executive administrative functions. The Salaries for the CEO and COO are included here along with fees to internal Legal and Finance and other administrative tasks along with building the business. In addition to these expenses are costs to operate the business such as web hosting, software and fixed costs.

**OFFICERS, DIRECTORS, & KEY EMPLOYEES**

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS AND OFFICERS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
		Directors	

Ricky Williams	Chief Executive Officer, Co-founder, Director	Lila Labs, Inc - CEO: March 2019-Present. Real Wellness - Co-Founder: February 2018-Present	University of Texas at Austin - Bachelor's Educational Psychology 2016
Linnea Miron	Chief Legal Officer, Co-founder, Director	Real Wellness - CEO: January 2018-Present.	Duke University, Bachelors - Public Policy Analysis (2000). Vanderbilt University, Juris Doctorate (2003).
Matthew Cohen	Chief Operating Officer, Co-founder, Director	Lila Labs, Inc - COO: March 2019-Present. App2life - Freelance: September 2019-Present. Real Wellness - COO: November 2019-Present. Chief Strategist : July 2019-November 2019. Chief Marketing Officer: September 2018-July 2019. KiddieKredit - Chief Strategist: March 2019-Present.	San Diego State University-California State University, BA - Economics (2008)
Officers			
Ricky Williams	President	Lila Labs, Inc - CEO: March 2019-Present. Real Wellness - Co-Founder: February 2018-Present	University of Texas at Austin - Bachelor's Educational Psychology 2016
Linnea Miron	Secretary	Real Wellness - CEO: January 2018-Present.	Duke University, Bachelors - Public Policy Analysis (2000). Vanderbilt University, Juris Doctorate (2003).
Matthew Cohen	Treasurer	Lila Labs, Inc - COO: March 2019-Present. App2life - Freelance: September 2019-Present. RW Real Wellness - COO: November 2019-Present. Chief Strategist : July 2019-November 2019. Chief Marketing Officer: September 2018-July 2019. KiddieKredit - Chief Strategist: March 2019-Present.	San Diego State University-California State University, BA - Economics (2008)
Other Key Employees & Contractors			
Frederick Steinmann	Chief Financial Officer	Nessus Ventures - Partner: December 2014-Present. Lila Labs, Inc - CFO: April 2020-Present.	State University of New York at Albany, Bachelor of Science-Economics (2003)
Blake Davidson*	CTO	Square6 – Founder & CEO, 2018 – Present.	Arkansas Tech University, BS Information Technology (2010)

			Nova Southeastern University, Masters in Information Security (2013)
Steven Forrest	Co-founder, "Wizard"	Forrest Astrology – Owner/Author, 2018 – Present.	UNC Chapel Hill, BA Religion (1971)
Ophira Edut*	Chief Brand Officer	Astrostyle.com–CEO, 2018 – Present.	University of Michigan, BFA Art and Design (1994)

*The Company is currently in the process of negotiating and signing consulting agreements with each of these and each have verbally agreed to their titles and roles with the Company.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, par value $0.00001 per share (the "Common Stock"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,197,494 shares of Common Stock will be issued and outstanding. Additionally, the Company has the debt listed below outstanding. Additionally, the Company has the debt listed below outstanding.

Equity

As of the date of this Form C, the Company's outstanding equity securities consists of:

Type	Common Stock
Number of shares Authorized	10,000,000
Number of shares Outstanding	9,197,494
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Common Stock or other securities convertible or exercisable into Common Stock, which could dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	97.0%

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFE (Post-money)
Face Value	$155,000
Voting Rights	None (but may receive them upon conversion)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The SAFEs may convert to equity or the Company may issue additional SAFEs or other convertible securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.1%
Valuation Cap	$5,000,000
Discount Rate	20%

Outstanding Debt

The Company has the following debt outstanding:

Creditor	Soundminded
Amount Outstanding	$80,000
Interest Rate and Amortization Schedule	0%
Other Material Terms	The debt is owed to a company owned by two shareholders of the Company. The Company intends to repay the debt as soon as fiscally practicable.
Maturity Date	Payable Upon Demand

Creditor	Ricky Williams
Amount Outstanding	$22,800
Interest Rate and Amortization Schedule	0%
Other Material Terms	Ricky Williams is a shareholder and the CEO and has advanced this amount to the Company.
Maturity Date	Payable Upon Demand

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
7th House Partners LLC. This LLC is beneficially owned by Ricky Williams and Linnea Miron who each own 50% of the LLC.	4,600,000/Common Stock	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on March 28, 2019 under the laws of the State of Delaware and is headquartered at 650 Harbor Street #1 Venice, CA 90291. LILA is a cross-platform mobile application that translates astrological symbolism into relatable and practical relationship insights. LILA is the first astrology application that focuses exclusively on the three dimensions of relationships (Self-discovery, social discovery (dating), and relationship building). LILA's IP will be an astrological algorithm that leverages behavioral data and user feedback to constantly learn and predict people's relationship patterns based on birth information to deliver compatible matches and relevant insights.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of February 28, 2021 the Company had an aggregate of $42,063 in cash and cash equivalents, leaving the Company with approximately 4 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

Other than any capital expenditures listed under "USE OF PROCEEDS" above, the Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Post-Money)	$10,000	1	Working Capital	November 13, 2019	Section 4(a)(2)
SAFE (Post-Money)	$15,000	1	Working Capital	January 3, 2021	Section 4(a)(2)
SAFE (Post-Money)	$25,000	1	Working Capital	January 30, 2021	Section 4(a)(2)
SAFE (Post-Money)	$25,000	1	Working Capital	February 3, 2021	Section 4(a)(2)
SAFE (Post-Money)	$15,000	1	Working Capital	April 27, 2020	Section 4(a)(2)
SAFE (Post-Money)	$5,000	1	Working Capital	September 9, 2020	Section 4(a)(2)
SAFE (Post-Money)	$10,000	1	Working Capital	April 21, 2020	Section 4(a)(2)
SAFE (Post-Money)	$25,000	1	Working Capital	June 9, 2019	Section 4(a)(2)
SAFE (Post-Money)	$10,000	1	Working Capital	April 23, 2020	Section 4(a)(2)
SAFE (Post-Money)	$10,000	1	Working Capital	November 11, 2019	Section 4(a)(2)
SAFE (Post-Money)	$5,000	1	Working Capital	November 12, 2020	Section 4(a)(2)
Common Stock	$46	4,600,000	Working Capital	April 7, 2019	Section 4(a)(2)
Common Stock	$15	1,499,991	Working Capital	April 7, 2019	Section 4(a)(2)
Common Stock	$16	1,600,000	Working Capital	April 7, 2019	Section 4(a)(2)
Common Stock	$3	300,009	Working Capital	April 7, 2019	Section 4(a)(2)
Common Stock	$4.5	450,000	Working Capital	April 12, 2020	Section 4(a)(2)
Common Stock	$2.67	267,000	Working Capital	June 30, 2020	Section 4(a)(2)
Common Stock	$0.45	45,000	Working Capital	July 14, 2020	Section 4(a)(2)
Common Stock	$0.03	3,121	Working Capital	July 31, 2020	Section 4(a)(2)
Common Stock	$0.02	1,873	Working Capital	September 30, 2020	Section 4(a)(2)

Common Stock	$0.68	67,500	Working Capital	July 31, 2020	Section 4(a)(2)
Common Stock	$0.45	45,000	Working Capital	July 31, 2020	Section 4(a)(2)
Common Stock	$0.9	90,000	Working Capital	July 31, 2020	Section 4(a)(2)
Common Stock	$2.25	225,000	Working Capital	October 15, 2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Person	Soundminded Inc
Relationship	Matt Cohen (Director) & Alan Spires (Shareholder)
Amount of Interest	$150,000 ($80,000 outstanding)
Nature of Interest	The Company has entered into a product development agreement with SoundMinded Inc., an entity owned by Matt and Alan. Matt is both the COO of the Company and the CEO of SoundMinded. As such, the terms of the agreement entered into between the two companies may not have been negotiated in an arms' length transaction. A portion of the proceeds may be used to pay the outstanding balance owed to SoundMinded.

Person	7th House Partners LLC
Relationship	Owned 50% / 50% by Ricky Williams (Director) and Linnea Miron (Director)
Amount of Interest	$10,000
Nature of Interest	7th House Partners LLC invested in a post-money SAFE on the same terms as other investors.

Person	Ricky Williams
Relationship	Director
Amount of Interest	$22,800
Nature of Interest	Ricky advanced the Company $22,800, which is treated as a short-term debt with no due date and no interest.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of the Target Offering Amount and up to a maximum amount of the Maximum Offering Amount of the Securities on a best efforts basis as described in this Form C. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100.00 which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $6,500,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's Common Stock (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its, selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE,

OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ricky Williams
_____
(Signature)

Ricky Williams
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ricky Williams
_____
(Signature)

Ricky Williams
_____
(Name)

Director
_____
(Title)

March 31, 2021
_____
(Date)

/s/Linnea Miron
_____
(Signature)

Linnea Miron
_____
(Name)

Director
_____
(Title)

March 31, 2021
_____
(Date)

/s/Matthew Cohen
_____
(Signature)

Matthew Cohen
_____
(Name)

Director
_____
(Title)

March 31, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

LILA Labs Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of March 28, 2019 (Inception) through
December 31, 2020

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

LILA Labs Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 12, 2021

To: Management of LILA Labs Inc.
        Attn: Fred Steinmann, CFO

Re: 2020 and 2019 Financial Statement Review
        LILA Labs Inc.

We have reviewed the accompanying financial statements of LILA Labs Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of March 28, 2019 (inception) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of LILA Labs Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

LILA LABS INC.
BALANCE SHEET
Comparative as of December 31, 2019 & 2020
(Unaudited)

	2020	2019
Assets		
Cash	$0	$57
Stock Subscription Receivable	3	0
Total Assets	**$3**	**$57**
Liabilities and Shareholder Equity		
Current Liabilities		
Bank overdraft	$110	$0
Accounts Payable	21,423	0
Liabilities		
Related Party Payable	80,000	107,000
Shareholder Loans	22,800	0
Total Liabilities	**124,333**	**107,000**
Stockholders Equity		
Common Shares 10,000,000 shares authorized, 9,234,500 issued at par value $.00001 as of December 31, 2020 and 8,000,000 as of December 31, 2019	92	80
SAFE Note	90,000	45,000
Retained Earnings	(214,422)	(152,023)
Total Equity	**(124,330)**	**(106,943)**
Total Liabilities and Equity	**$3**	**$57**

The accompanying notes are an integral part of these financial statements.

LILA LABS INC.
STATEMENT OF OPERATIONS
For the Period from March 28, 2019 (inception) through December 31, 2020
(unaudited)

	2020		2019
Revenue	$ -	$	-
Operating Expenses			
Research and Development	42,413		150,000
Marketing	2,651		1,420
Operating costs	18,336		603
Total Operating Expenses	**63,399**		**152,023**
Other Income	1,000		0
Net Income (Loss)	$ **(62,399)**	$	**(152,023)**

The accompanying notes are an integral part of these financial statements.

LILA LABS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Period from March 28, 2019 (inception) through December 31, 2020

(Unaudited)

	Common Stock (Shares)	Common Stock (Value)	SAFE	Accumulated Deficit	Total Stockholders' Equity
Balance as of March 28, 2019 (Inception)	**0**	**$0**	**$0**	**$0**	**$0**
Issuance of Common Stock	8,000,000	80	0	0	80
Issuance of SAFEs	0	0	45,000	0	45,000
Net Income (Loss)	0	0	0	(152,023)	(152,023)
Balance as of December 31, 2019	8,000,000	80	45,000	(152,023)	(106,943)
Issuance of Common Stock	1,234,500	12	0	0	12
Issuance of SAFEs	0	0	45,000	0	45,000
Net Income (Loss)	0	0	0	(62,399)	(62,399)
Balance as of December 31, 2020	**9,234,500**	**92**	**90,000**	**(214,422)**	**(124,330)**

The accompanying notes are an integral part of these financial statements.

LILA LABS INC.
STATEMENT OF CASH FLOWS
For the Period from March 28, 2019 (inception) through December 31, 2020
(Unaudited)

	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss)	**(62,399)**	**(152,023)**
(Increase) Decrease in assets	(3)	-
(Decrease) Increase in Bank Overdraft	110	-
(Decrease) Increase in Accounts Payable	21,423	-
(Decrease) Increase in Notes Payable	(27,000)	107,000
(Decrease) Increase in Shareholder Loans	22,800	-
Net Cash (Used) Generated From Operating Activities	**(45,069)**	**(45,023)**
Cash Flows From Financing Activities		
Sale of SAFE $5 million valuation 20% discount	45,000	45,000
	45,000	45,000
Cash Flows From Investing Activities		
Purchase of Stock Subscription	12	80
	12	80
Net Change in Cash and Cash Equivalents	(57)	57
Beginning Cash Balance	57	-
Ending Cash Balance	0	57

The accompanying notes are an integral part of these financial statements.

LILA Labs Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

LILA Labs Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on March 28, 2019. The Company is a development stage software technology company with a focus on creating astrology media content. The Company is headquartered in Los Angeles, California. The Company did not begin operations and is currently developing its product.

Since Inception, the Company has relied on contributions from owners, the issuance of SAFEs from friends and family to fund its operations and development. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and issuance of SAFEs (see Note 8), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited history. The Company's business is sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2020.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with GAAP, which provides a framework for measuring fair value.

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company did not record an income tax provision for the period from inception through December 31, 2020 as the Company had taxable losses. It has provided a full valuation allowance against any deferred tax assets.

The Company evaluates tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, there are no uncertain tax positions.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2020, the Company is pre-revenue.

Advertising and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expenses until technological feasibility is established. Currently, technological feasibility of the underlying software product is not established. Feasibility will be established when substantially all product development and testing is complete, which includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. The company's initial income tax return for the year ended December 31, 2019 was filed with losses. The Company is providing a full valuation allowance against any net operating losses due to the Company's limited history of operations and current going concern. It is more likely than not that these losses will ultimately not be realized by the Company, therefore a net tax benefit is not recorded in the financial statements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not aware of any pending or threatening litigation.

NOTE 5 – STOCKHOLDERS' EQUITY

During the period from March 28, 2019 through December 31, 2020, the Company sold 9,234,00 shares of common stock for $92. The shares vested as of December 31, 2020 are 4,759,324. These shares vest from the date of sale over 36 month and 24-month periods and the unvested shares are subject to a Company repurchase option. These shares granted to founders and early employees and advisors are considered qualified small business stock under section 1244 of the Internal Revenue Code.

Simple Agreement for Future Equity ("SAFE")

The Company has entered into a series of SAFE notes ("SAFE").   The SAFE has been issued at a $5,000,000 post money valuation cap ("valuation cap") with a 20% discount. The SAFE terms are consistent with the agreed upon terms from Y Combinator template located at http://ycombinator.com/documents and neither the Company nor investors have modified the form.

Per the terms of the SAFE Agreement, if there is an equity financing before the instrument expires or is terminated, the Company will issue to investors either, (i) a number of shares of SAFE converted into preferred stock equal to the purchase amount divided by the SAFE price if the post money valuation is greater than the valuation cap, or (ii) if the initial value of the equity financing is below the valuation cap, the amount of the SAFE preferred stock issued will equal the purchase price plus a discount up to 20% of the valuation cap.

If there is a Liquidity Event, for example a sale, before the termination of the SAFE, a holder will receive a portion of the proceeds, due and payable to the holder immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable based on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

The amount of SAFEs issued from March 28, 2019 to December 31, 2020 were $90,000. No SAFE's have been converted into equity or redeemed as of December 31, 2020.

NOTE 6 – RELATED PARTY TRANSACTIONS

Accounts payable – Related Party

The Company entered into an agreement with a related party to fund initial research and development costs for its mobile technology application. As of December 31, 2020, the amount payable to this related party is $80,000.

Shareholder advances

The Company received advances from its Chief Executive Officer for working capital. Such advances were considered short term. The total amount of advances payable to the Chief Executive Officer as of December 31, 2020 is $22,800.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's research and development program began in 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, the issuance of SAFE (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 - SUBSEQUENT EVENTS

Issuance of SAFE

In 2021, the Company issued $65,000 of SAFE notes. The SAFEs were issued on the same terms described in Note 5 of the financial statements.

Anticipated Crowdfunded Offering

The Company is planning a "Crowdfunded Offering." The Company plans to raise a minimum amount of $25,000 up to a maximum of $1,070,000. The Company must receive commitments from investors totaling the minimum amount listed on Form C (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Meet The Drapers

In conjunction with the anticipated Crowdfunded Offering in April 2021, the company will appear on a TV show hosted by Venture Capitalist Tim Draper, "Meet the Drapers." The show is distributed to over 8,000,000 viewers via over the top television "OTT" service. Viewers of the show will be allowed to invest as part of the disclosed Crowdfunded Offering. The Company can win a prize of up to $500,000.

Managements Evaluation

Management has evaluated subsequent events through March, 12, 2021 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	LILA

Logo	

Headline	Your ultimate relationship app, powered by astrology

Hero Image	

Tags	Black founders, Apps, B2C, Dating platform

Pitch text	

Summary

- Total addressable market of $9.2B+
- Co-founded by Heisman Trophy winner and NFL All-Pro Ricky Williams
- Co-founded by world renowned astrologer and author Steven Forrest
- Strategic partnership with the AstroTwins (10M+ monthly visitors)

Problem

Conventional dating apps create superficial connections

As people are becoming more self-aware, they are craving more meaningful relationships. Conventional dating apps are notorious for fostering a "quick to swipe, quick to move on" mentality. This causes people to constantly be in a mode of connecting, as opposed to building. The superficial nature of these traditional apps often leads to shallow interactions and disappointing experiences, leaving users with dating fatigue.

Solution

LILA: Relate Deeper

LILA is a mobile app that helps you navigate the three dimensions of relationships: Self-Discovery, Social Discovery (dating), and Relationship Building. LILA translates astrological symbolism into useful information that enhances each dimension of your relationships. Our app generates a personalized astrological profile that highlights your relationship strengths and weaknesses, connects you with astrologically compatible people, and provides valuable tips on how to nurture budding relationships.



Product

Translating astrological symbolism into useful information

LILA is a revolutionary new app that takes deep astrological insights and delivers them in a digestible format to provide valuable guidance and content for reflection.

This is achieved by helping you navigate all three dimensions of your relationships:

1) Self-Discovery

We use astrological insights to help you better understand yourself and your relationship needs.

We translate your birth information into a personalized profile, which describes what it means to have your sun, moon, and ascendant (Primal Triad™) placed in your particular astrological natal chart.

Furthermore, we show you how to apply this information specifically in relationships.


Know yourself
9:41
SUN
In Relationship
If there are any bottom-line things about you that must be understood and respected if a relationship is going to work, they are that you are a communicator.
And that means listening as much as it means talking, by the way. You understand that conversation – even just "talking about the weather" – is a way that human beings weave their energy-bodies together. You appreciate those undercurrents. It is not that you need to run your mouth all the time or that you don't like silence, but for a relationship to work for you, there has got to be dialog. And that dialog had better be fascinating! And fun! You need people in your life who surprise you, who teach you things you didn't already know.



2) Social Discovery / Dating

We connect you with other people who are working to understand themselves.

Our proprietary astrological algorithms match you with people you are more likely to have meaningful connections with. Every birth chart offers information on your ideal partners, and we use this information to deliver relevant potential matches.





3) Relationship Building

We use astrological insights to help you navigate your relationship journey.

LILA believes that all relationships can be made to work, especially when you understand what you're getting into. LILA uses the personalized astrological profiles of two individuals to help couples maximize the potential of their relationships.

We show you how your sun, moon, and ascendant (the core of who you are) interact with the Primal Triad™ of your partner.


Go deeper
9:41
Michael
Maddie
I AM
The Thinker
Gemini
The Idealist
Pisces
When Gemini and Pisces come together for love or any kind of relationship, it's surreal and also moody! These signs, by their inherent nature, prefer variety of experience over commitment to the status quo. The Thinker through the exploration of new contacts and novel perspectives, and the Idealist through exploring consciousness, giving back, and learning how to handle your sensitivity to the ambient energies in the environment.



Traction

Backed by star power

Led by the vision of Ricky Williams, the wisdom and writing of Steven Forrest, and the reach and experience of the AstroTwins, these diverse legends have created a formidable partnership in the form of LILA.

Sports Illustrated
FACES of the NFL
A PORTFOLIO
BY WALTER IOOSS JR.
Ricky Williams, Miami Dolphins
RICKY WILLIAMS
CEO | GEMINI
@williams
NFL
CELEBRITY BIG BROTHER
THE CELEBRITY APPRENTICE
ESPN

- Heisman Trophy winner and former NFL All-Pro turned spiritual thought leader/entrepreneur
- Successful trailblazer across multiple cutting-edge verticals, including cannabis and wellness
- 15+ years studying astrology, metaphysics, and yoga


STEVEN FORREST
WIZARD | CAPRICORN
@steven.forrest
Steven Forrest
THE INNER SKY
The Bestselling Astrology Classic
Yesterday's Sky
Astrology & Reincarnation
Steven Forrest
The Book of the Moon
Discovering Astrology's Lost Dimension
Steven Forrest
The Book of Neptune
Steven Forrest
The Book of
FIRE
THE LIFE-GIVERS
STEVEN FORREST

- Originator of Evolutionary Astrology—the astrology of choice, freedom, and imagination
- Bestselling author and internationally renowned teacher
- 50+ years of astrological counseling experience, including for celebrity clients such as Sting and Robert Downey, Jr.
- 2018 winner of The Regulus Award for Excellence in Astrological Education



AstroTwins (Ophira & Tali Edut)

- Founders of the top astrology website AstroStyle.com which reaches over 10 million readers monthly
- Astrologers for *ELLE* for over a decade
- Authors of over 10 books on astrology, including multiple #1 Amazon bestsellers
- Featured in the *The New York Times*, *Good Morning America*, CBS, and other major media
- Celebrity clients have included Beyoncé, Emma Roberts, and Karlie Kloss

Customers

Those looking for more meaningful relationships

LILA is for people who view relationships as more than a solution to loneliness. We created LILA for people who've outgrown existing dating apps and are looking for deeper connections. LILA is an invaluable tool for those looking to learn more about themselves or to enhance their existing relationships.

Business Model

Our subscription model unlocks compelling premium content

The company plans on earning money by selling a $14.99 monthly subscription fee for unlimited app content and unlimited access to our social discovery feature. A $29.99 VIP package will include everything from the premium tier plus a virtual "Relationship Siri."

We will also offer a free version with reduced features and reduced social discovery access to grow our audience and increase sponsorship revenue and other marketing opportunities. As our member base grows, the company plans to sell various products, experiences and services that LILA's paid and free members will enjoy. Our business model's success will rely on how well the company can convert free users into paid members and retain those members through investment into an excellent user experience and insightful content.

The planned revenue streams for the company are as follows:

- $14.99 monthly subscription model for unlimited app content and insights
- $29.99 monthly subscription model which includes everything from the premium tier plus a virtual "Relationship Siri"
- Astrology and relationship education courses and products
- Events and festivals
- Affiliate marketing
- Branded merchandise
- Sponsorships and advertisements


BASIC
Free
• Basic relationship insights
• 5 Daily potential matches
• 1 Compatibility readings
PREMIUM
$14.99
Per Month
• Basic relationship insights
• Advanced relationship insights
• Daily push insights
• 10 Daily potential matches
• 5 Compatibility readings
• Ad Free
VIP
$29.99
Per Month
• Basic relationship insights
• Advanced relationship insights
• Daily push insights
• 20 Daily potential matches
• 10 Compatibility readings
• Ad Free
• LILA personal assistant

Market

$9.2B+ total addressable market

There has never been a more opportune time for LILA to enter the market.

- 45% of the U.S. population is single (highest it's ever been)
- 40% of single Americans date online (number is growing)

Spirituality is exploding, and people are spending more money on mystic services than ever before.

- 90%+ American adults know their astrological Sun Sign
- 65% of Millennials and Gen Z check their horoscopes daily
- 68% of Millennials and Gen Z believe in astrological compatibility
- Astrology app revenue is growing 65% year over year

With LILA at the intersection of the online dating industry ($7B) and mystic services space ($2.2B), we are poised to disrupt traditional dating apps and pioneer a new way to facilitate deep and meaningful connections.

Competition

The best of both worlds



Astrology App Landscape

Most astrology apps are too complicated and overwhelming for the layperson, and too abstract to be practical. LILA delivers relatable and actionable insights developed by leading astrologers Steven Forrest and the AstroTwins, Ophira and Tali Edut. LILA's powerful content is delivered in layers, providing value to everyone from the cosmically curious to seasoned astro-geeks.

Online Dating App Landscape

Current popular dating apps are designed around superficial connections, while LILA provides valuable insights throughout the process. Further, dating apps offer no value to users once a relationship is established. LILA encourages deeper connections, and offers features that help people navigate *all three* dimensions of relationships, not just the dating component.

Vision

Using technology to make relationships more conscious

Our vision is for LILA to become the go-to for anyone entering into a new relationship. With your investment, LILA will establish itself as the leader of this new category of relationship apps. As we collect behavioral data and gain valuable feedback, LILA's proprietary algorithms will continue improving to help you navigate all types of relationships, from romantic to platonic—including significant others, friends, family, and even business relationships.



Investors

Raised $155k to date

- Founders invested $150k
- Raised an additional $155k from friends and family
- Founders are funding operating costs with short term loans on an as needed basis

Founders

The story of LILA began with me, Ricky Williams, at a crossroads in my life.

Down one path — the conventional one for a retired football player of my caliber — I could become a coach or a TV broadcaster. Or down another, much more unconventional path, I could pursue my dream of becoming a professional astrologer.

As you can see, I chose the latter.

Although I'd been studying astrology seriously for over 10 years at the time, I hadn't considered doing anything professionally with it until the Spring of 2015, around the same time I met my future wife and one of LILA's co-founders, Linnea Miron.

I met Linnea at a friend's birthday party when she approached me after being impressed with my impromptu birthday toast honoring our mutual friend. We struck up an interesting conversation that led me to ask her if she knew her Sun sign, to which she replied, "I'm a Pisces, but I don't know what that means."

I informed her that Pisces was the sign of the mystic. She gave me a confused look as if to suggest she was surprised by my interpretation. She replied, "I'm actually a corporate attorney."

Something about my comment touched something deep inside Linnea, and she later told me that she felt seen in a way that both surprised and delighted her. Little did she know that her receptivity to my astrological perspective made me feel seen in a way I'd never experienced. Something was cooking.

We ended up falling in love over the next several months. The beginning of our affair coincided with entering the Steven Forrest Astrological Apprenticeship Program. I was ready to really learn how to do astrology professionally, and I chose my favorite astrological author to teach me.

The next thing I knew, Linnea was joining me in attending Steven's classes. We were learning astrology together. I noticed that having a partner with whom I could share and explore astrology deeply enriched my life. It reminded me of the saying that a family who prays together, stays together.

Linnea and I had a shared language that we could use to deepen and improve our relationship. We knew we were on to something, but it wasn't until we attended Steven's seminar on Relationship Astrology that our vision began to coalesce.

It's an understatement to say that we were blown away by Steven's synastry class. It brought so much understanding about our past failed relationships, as well as a deeper appreciation of why we ended up in each other's lives. (We got so much clarity about ourselves and our relationship that we got married a month later.)

On the final day of that workshop, Linnea and I approached Steven with an idea that had us up all night thinking about it. We had to find a way to turn this priceless information into something that everyone can use: an app for a mobile device.

Steven thought it was a good idea and we were off. Linnea and I had enough money saved to hire a development shop to begin building LILA (Sanskrit for divine play). Like many first time tech founders, we took our lumps and learned some things the hard way. And what we lacked in experience, we made up for with luck.

One day, Matt Cohen, a close family friend and now LILA's COO, overheard Linnea and I complaining about an issue with the development shop we hired to create LILA. Matt had spent the past several years building and launching a social discovery app as CEO of his own tech startup, and offered to take a look to see if he could help. Through the process of consulting us and getting us back on track developing LILA, Matt began to embrace our vision. He joined the founding team and has been crucial in getting us to this point.

Although they are not original founders, the AstroTwins are also an integral part of our team and another example of our good luck. We knew that we had a great idea and the ability to bring it to fruition, but we lacked experience in marketing an astrology-based business. After searching social media and the web, it was clear that the AstroTwins' Astrostyle brand stood out above everyone else. We reached out to gauge their interest. To our pleasant surprise, they were fans of Steven and shared our vision of using astrological insights to give people practical tools to enrich their lives.

Team

	Matt Cohen	Chief Operating Officer	10+ years of experience founding and growing startups • Drove app growth into the hundreds of thousands organically • Developed major strategic partnerships
	Ricky Williams	Chief Executive Officer	15+ years studying astrology, metaphysics and yoga • Successful trendsetter, icon, and team leader on and off the football field • Startup experience founding lifestyle brand Real Wellness
	Linnea Miron	Chief Legal Officer	Astrology devotee connected to the company's mission • 15 years corporate law and startup experience founding Real Wellness
	Steven Forrest	Wizard	Originator of Evolutionary Astrology – the Astrology of Choice, Freedom, and Imagination • Bestselling author and internationally-renowned teacher • 50+ years of experience, including many celebrity clients
	Frederick Steinmann	Chief Financial Officer	16 years of financial accounting experience, 7+ with public markets in a fortune 500 company • 5 years of independent consulting experience including mentor in Techstars • Mindfulness practitioner and astrology enthusiast

| | Blake Davidson | Chief Technology Officer | Over 10 years of experience delivering cutting edge and highly scalable mobile apps • Has worked with both startups and Fortune 500 companies • Skilled in driving technical direction with a user-centered approach |

| | Jay Austin | PR Director | 25 years as a brand strategist and PR consultant • Experience with startups to globally recognized brands in luxury lifestyle and wellness • Began studying astrology at age 7; founded AustinFischer Astrogenomics™ with actuary Karen Fischer in 1996 |

| | Delia Perez | Marketing Director | 20+ years experience developing digital performance marketing strategies for mid-sized to Fortune 1000 companies • Led paid media client services for top digital marketing agency • Founded boutique agency |

| | Scott Kline | Advisor | 20 years of algorithmic product and intellectual property creation experience • Built multiple market leading advertising technologies • Leader in live entertainment recommendation systems |

| | Tali Edut | Advisor | Co-founder of top astrology website astrostyle.com reaching 10M monthly • Astrologer for ELLE Magazine for over a decade • Author of over ten books on astrology, including #1 Amazon bestseller Momstrology • Featured by major media |

| | Doug Schwartz | Advisor | Over 35 years experience in tax, forensic accounting and business valuation • Substantial experience working with and for private equity, hedge funds, and investment companies • Successful roles in M&A and IPOs, including the Blackstone Group |

| | Angel Gambino | Advisor | WIRED Top 100 executive • Mobility, media, and urban regeneration pioneer, a visionary investor, and an environmental lawyer • Passionate about creating a better world with happier people through the nexus between physical and digital content |

| | RJ Wolfe | Advisor | JD, MBA, PoliSci, Venture Capital, Private Equity • 20 years experience as a turnaround artist for distressed businesses • Humanitarian advocate, philanthropic activist • Mystic, Author, Explorer, World Traveler |

| | Ophira Edut | Advisor | Co-founder of top astrology website astrostyle.com reaching 10M monthly • Astrologer for ELLE Magazine for over a decade • Author of over ten books on astrology, including #1 Amazon bestseller Momstrology • Featured by major media |

Perks

$100	Immediate early access to the LILA app Digital copy of AstroTwins' 2021 Horoscope Guide
$250	Immediate early access to the LILA app Physical copy of Steven Forrest's book Skymates
$500	Immediate early access to the LILA app LILA mystery merch box
$1,000	Immediate early access to the LILA app Signed copy of Steven Forrest's book Skymates
$1,000	Immediate early access to the LILA app Signed copy of the AstroTwins' book How to get along with anyone
$3,400	Immediate early access to the LILA app Private reading with Ricky Williams
$10,000	Immediate early access to the LILA app Private reading with the AstroTwins
$50,000	Immediate early access to the LILA app The LILA team will fly you out to LA, put you up and take you out to dinner
$100,000	Immediate early access to the LILA app Private reading with Steven Forrest

FAQ

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Lila Labs, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Lila Labs, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $6,500,000.

See Section 2 for certain additional defined terms.

1. Events

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of

shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price. In connection with this Section 1(b)(i), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase

Amounts.

(iv)   Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(v)   If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of the Company's board of directors (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount..

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the

Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control, Direct Listing, or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred** Stock" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3.   Company Representations

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's board of directors; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of capital stock for issuance and delivery upon the conversion of this instrument, such number of shares of the capital stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the capital stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions.*

(a)　The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b)　The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all shareholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock.　Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.　The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)　In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.　SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)　Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in

Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholder at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Woodland Hills, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Lila Labs, Inc.

By:
Name: Ricky Williams
Title: CEO
Address: 21801 Burbank Blvd Unit 66 Woodland Hills CA 91367
Email: erricklynne@gmail.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Lila Labs, Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Shareholder***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Shareholder's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Shareholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of CF Shadow Series owned by the Shareholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Shareholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Shareholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the Capital Stock on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Shareholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Shareholder arising out of the Intermediary's exercise of this irrevocable proxy. The Shareholder expressly acknowledges and agrees that (i) the Shareholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Shareholder waives and relinquishes any claim, right or action the Shareholder might have, as a shareholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Shareholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Shareholder represents and warrants to the Intermediary as follows:

   a) The Shareholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Shareholder and constitutes such Shareholder's legal and valid obligation enforceable against the Shareholder in accordance with its terms.

    b) The Shareholder is the record owner of the Shares and the Shareholder has plenary voting and dispositive power with respect to such Shares; the Shareholder owns no other shares of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Shareholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Shareholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Shareholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Shareholder and (ii) the Intermediary.

7) **Assignment**.

    a) In the event the Shareholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Shareholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

    b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Shareholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:

Name: Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic

Date   Date

EXHIBIT D

Video Transcript

Steven Forrest:

Astrology is the poetry of astronomy.

Ophira Edut:

Astrology is to me, the intersection of math and myth.

Linnea Miron:

And the more classes I took in astrology, the more all I had for what this body of knowledge has to offer.

Matt Cohen:

It really started opening up a new way of being able to self identify.

Ricky Williams:

Hi guys, I am Ricky Williams, the founder and CEO of Lila. What inspired me to create Lila was I learned astrology and I really used it to reflect on my relationships. It made so much sense to me why it didn't work out and I wish I had that information earlier. And then I started thinking of my friends and all the stories I hear about in the news and realized the world needs this information, so that we can make better choices in relationships.

Ophira Edut:

Imagine moving into a relationship or the world of dating, where you came with instructions and so did the other person.

Steven Forrest:

It will help us predict to some extent the dynamics of a relationship that we might enter into.

Matt Cohen:

Lila is fundamentally different than most dating apps as it's not designed to be deleted.

Linnea Miron:

This is spiritual, heart-centered, self psychology.

Ricky Williams:

We have self-discovery, how people learn about themselves. Social discovery, how people connect to other people. And relationship building. Because we believe that the first relationship, the first person you have to match with, is yourself. I was one of the best football players in the world, and I didn't find contentment. It wasn't till I found meaning in my life and meaning in my relationships, that life really started to become magical and vibrant for me.

Steven Forrest:

I'm excited about how Lila is going to be able to do that for anyone who taps into the app.

Ophira Edut:

Resource that supports people in their growth at any phase of life.

Matt Cohen:

We're assembling an all-star team from many different facets...

Linnea Miron:

To be able to take an idea and to magnetize very high quality people who are already experts and already successful at what they do. And to have them say, "I want to work on this." There's no better feeling than to get people like the people we have on our core team, as excited as we are.

Steven Forrest:

We want this to be the best astrology app out there. The one that panders the least and really delivers the most.

Linnea Miron:

You don't have to know anything about astrology to make use of this app from day one.

Matt Cohen:

What we envision is an astrological algorithm that continues to improve over time with real human behavioral data.

Ricky Williams:

We're disrupting the way people use apps to connect and find each other to match make.

Ophira Edut:

It allows people to embrace their quirks, accept themselves and others, but also understand what makes them tick.

Steven Forrest:

Really, it's not a magic bullet. It instead facilitates a deeper and more accurate kind of emotional communication between people.

Ricky Williams:

Join me on the mission of bringing the magic back into love and relationships. Of finding cosmic order in how and why we love.

EXHIBIT E

Testing the Waters Communication

Ophira Edut:

Hello everybody and welcome to Reset Your Relationships for the Spring Equinox. I'm Ophira Edut from the AstroTwins here with my sister Tali, Steven Forrest, and Ricky Williams. And we're so glad you guys are here. I see everybody coming on and we'd love for you to say your sun sign or whatever amount of your chart you want to share and where you're watching from.

Tali Edut:

I'm already seeing people coming in from Tennessee, Stockholm. From Stockholm to Scottsdale, Shoreline, Seattle. Hey, I'm in central district. Istanbul and North. Wow, all over the world. Hello everyone, aloha from Kauai. Love it, my God, this is amazing.

Ophira Edut:

Yes. So, this is our first time doing an event with all four of us, and we're so excited. So, we thought it's the spring Equinox. It's the astrological new year. What better time to talk about resetting relationships, which have gone through quite a lot of trials in the past year.

Ophira Edut:

I mean, it's hard enough in the 21st century to be in a relationship with all the choices and stimulation and all the things people have going on in our lives. And then you throw in a pandemic and well, we didn't really need that. Did we? So we wanted to use this astrological new year and spring Equinox to kind of reset ourselves. We want to introduce you to Ricky and Steven, if you're an AstroTwins follower. And if you're a follower of Ricky and Steven, we're going to introduce ourselves too. But I'll start with interviewing, introducing Steven Forrest, who is a legendary astrologer. One of our longtime favorites and we're so honored to be working together on some projects this year. And Steven is one of the foremost voices of evolutionary astrology.

Ophira Edut:

Hi, Steven, let me let you talk first too before I say, hello to your people.

Steven Forrest:

How exciting to be working with you young people?

Ophira Edut:

I Love it. Well, we're so glad to be in and a little fun fact is that we, Steven, Tali, and I all have our Jupiter sign at 11 degrees Capricorn. So we're brought together by the powers of Jupiter, I believe. But I was first told about Steven by Sting in 2003, when we met him and he said, "Do you know Steven Forrest? He's my astrologer." So I looked him up and I loved Steven's choice centered approach to astrology. The belief that our souls come here to evolve and our astrology chart is kind of a roadmap to how we, to all of the opportunities we have to evolve in this lifetime. And you've written so many amazing books. And you have your Forrest school of astrology. Did I do your philosophy justice, Steven?

Steven Forrest:

Yeah, I think you did. It really all comes down to people are experiencing freedom. Freedom is the word everybody loves, but here's a word that means the same thing or a term personal responsibility. And so the kind of astrology that I like to do, you're free to make good choices and as an astrologer I can describe those good choices for you. I can also warn you about what you'll look like when you fall on your bottom, spiritually speaking. And that's okay.

Ophira Edut:

Absolutely. But it's always up to you and that just so resonates, I guess it's the Capricorn and all of our charts, maybe. That we love the idea that you have agency in this lifetime. So that's how we're going to be approaching our talk about relationships today. Every relationship you enter into, you always have choices in the matter and lessons you can learn. And I think we left Ricky, lost Ricky. There he is. Okay, he's coming back. So there you are, that LA wifi. So Tali, when Ricky comes back, why don't you introduce him?

Tali Edut:

Hey, Ricky.

Ricky Williams:

Hey.

Tali Edut:

And you know what? I almost wore a shirt in the same color as you today, Ricky. So there, we, it was a last minute choice there but I decided to dress like an Easter egg instead. I was so excited to be working with Ricky Williams.

Tali Edut:

Hi, Ricky. And so for those of you who don't know. I don't know, maybe you've been living under a rock. Ricky is a former NFL player turned stargazer and a Yogi and a Chinese medicine expert. Studying, with one more year to go before becoming a practitioner. Hey Ricky, and we're super excited. We're going to, we're collaborating on a project that's rooted in evolutionary astrology, all four of us, but we're going to talk about that at the end here. But Ricky, do you want to say anything to introduce yourself to everyone here who doesn't know you?

Ricky Williams:

Yeah. I mean, a question I get quite often is how did you go from being a professional football player to being a professional astrologer? And it was a very interesting journey, as I bet you can imagine. Growing up, I always knew I wanted to be rich and famous and it looked like the fastest path was through my athletic ability and I was a good athlete. So I made it there. And then one day I realized, "Is this really what I'm supposed to be doing?" And the answer I got back was, "I don't think so." And so I decided to leave my football career and I started to travel.

Ricky Williams:

Later I found out I'm a ninth house Gemini, it's probably a good idea. As I started to travel, one of the things that I found is that I was really fascinated with comparative religion and spirituality. And so I found my... And healing. Found myself studying Ayurveda and then studying yoga. And one day a swami came to me and said, "Where's your Mars?" Which, turned into a long conversation about astrology and at a time where I was kind of lost it started to show me that, I saw breadcrumbs, right. And it started to help me find myself and find my Dharma or my path in life and here I am.

Tali Edut:

Here you are. A fellow twin too. I love that when we first spoke to you, you already had done synastry of our charts and I feel like we get bonus readings from every conversation we have with you. It's like you know our chart better than we do sometimes, it's a bit... You're an amazing astrologer and it's so fun to be working on this together. So, yeah. Ophi do you want to?

Ophira Edut:

Yes. I'm going to be the moderator of our quad here.

Tali Edut:

I sent Ophi this microphone. So by the way, flip it around the other way because -

Ophira Edut:

Oh, okay.

Tali Edut:

Front, I can see that. Yeah. So, the sound will be.

Ophira Edut:

Okay. She's the AV twin, but.

Tali Edut:

The last bits of Pisces energy, floating in the air.

Ophira Edut:

Good.

Tali Edut:

Moving forwards.

Ophira Edut:

Always a good idea. So we wanted to talk about the state of relationships and how they've changed in 2021. And especially during the pandemic, because we're also in this Aquarian age now. I mean, I don't want to get in a fist fight with someone who went to Broadway and saw the Hair musical in the 1980s or 70s. So I'm not going to put a date on when the age of Aquarius started, but Steven, you might have some stronger opinions about that. But unless you lived under a giant hunk of meteor rock, you probably heard about the great conjunction of Jupiter and Saturn on December 21st, 2020. And that was when they came together in Aquarius and Tali and I like to say that that launched us into what we call the Aquarian decade.

Ophira Edut:

Which, was when values related to Aquarius, which is to be more communal, collaborative, open, question things, really started to take root more than ever. And we've all seen relationships shift a lot, some have broken up and dissolved. Others have gotten closer from having to live together. Others have been redefined. We're really interested in a philosophy called relationship anarchy that has been around for a while, but it's very much like evolutionary astrology. The idea that you get to make your own rules, whatever works for you and the other person. So we've been here, it's been the talk of the town, the talk of the planet. But what are the stars telling us for 2021? What larger trends are we seeing in addition to that? So, Tali I don't know if you want to talk about the Gemini North Node or Steven and Ricky? Anyone wants to chime in on that.

Tali Edut:

I want to know when Steven thinks the age of Aquarius began? Do you have a thought on that actually?

Steven Forrest:

Yeah, a rather precise thought. Between 1903 and 1905, I view.

Ophira Edut:

Really? Oh, wow.

Steven Forrest:

Yeah, I relate that to two things. The Wright brothers flying at Kitty Hawk, man will never fly, they weren't too sure. And then 1905, the special theory of relativity. Albert Einstein, probably the greatest intellectual triumph. Now Aquarius, it's about freedom and so we learned to fly. And Aquarius is about genius, theory of relativity. I could talk about this too long. Here's the short version. I think we've entered the age of Aquarius. One line, we went from Kitty Hawk to the moon in 66 years. Doesn't that sound like the cusp of the age of genius? End of story as far as I'm concerned.

Ophira Edut:

Nice, I love it. Well, it would be nice if we could bring our genius to relationships because they're still languishing in the same old institutions that we've been following since, women were considered property and people had to bind their families together for financial reasons. And that model is just not working anymore. So we using evolutionary astrology as one method, have an opportunity to really have new kinds of conscious conversations. Or as you said Ricky, use psychological insights to deepen our relationships. And you actually, you got engaged in Steven's astrology class, which is a great story. Maybe-

Tali Edut:

I want to hear that story.

Ophira Edut:

That story could be told now.

Ricky Williams:

Well, I mean, I didn't get engaged but because of what I learned in Steven's synastry class with my wife Linnea. A month later, we ended up getting married. And it's one of my favorite stories to tell. I've been studying astrology for 15 years. Back in 2017 and Steven offered his synastry class. So his class on relationship astrology. And at that time, my wife, Linnea and I had already attended a couple of Steven's seminars. So we were like "Yippee, it's a relationship class." And so we showed up at class and Steven, when he teaches usually the first three days, he teaches the technique, the philosophy and the technique. And then on the fourth day, he literally passes the old wizard's hat around class, and he digs into the hat and this one, right.

Ricky Williams:

And I don't know if it was because it was my 40th birthday and he's my friend, or if he really picked my name, but he chose my name. And so we spent that last, that fourth day at the seminar, the whole day, talking about me and Linnea's relationship. And so we got so much insight and so many synchronicities that we'd experienced started to make more sense to us. Our relationship really came alive. We had a greater understanding of where we came from, where we were, and where we were headed. And with that information we felt really confident in our relationship and where we were. It was easy to make the choice to drive to Vegas and do the thing.

Ophira Edut:

You did it in Vegas, I love that.

Steven Forrest:

Nice.

Ophira Edut:

And that's the beauty of astrology that it's like, "Oh yeah, okay. Some validation-"

Ricky Williams:

Actually, it was on the new moon. It was on the summer solstice, it was the new moon in Cancer.

Ophira Edut:

Oh wow.

Ricky Williams:

And it was... So there's a funny story I'll tell really quickly. I was supposed to go to find a Mexico city for a craniosacral class, but I couldn't find my passport. I was looking for my passport and I couldn't find it and so time was ticking and I was like, "I'm not going to make my flight." And so I was like, "I have an open weekend." And then as I was sitting there, I thought, "This would be a good time to get married." And then I was like, "Wait a minute." And so I looked, pulled up time passages, and I looked and I was like, "Oh, one of the things that Cancer rules is family." This long shared story together and the new moon, beginning something. And so I was like, "The timing is perfect. Let's do it."

Ophira Edut:

That's the way a Gemini gets married. Check time passages, cancel flight, head to Vegas, right?

Ricky Williams:

Yeah, but I do want to speak on, I really like the model of understanding moving into the age of Aquarius, because it means we're moving out of the age of Pisces. And so part of this is really understanding the old myth of Pisces. And one of the things Pisces is all about is sacrifice, right. Giving up our own individual ego needs for something greater. Okay. And part of it recognize this part of the myth in relationships is we get together and we sacrifice our own personal needs to make the relationship work. And I think this ties into what you talked about, Ophi, about it was about survival, right. And so it was worth the sacrifice.

Ricky Williams:

And I think now as you move into the age of Aquarius freedom, personal freedom, at least the way I think about it. It's moving from, what do we have to give up in relationship? To how can you help me be more me? And how can I help you be more of you?

Ophira Edut:

Excellent.

Ricky Williams:

And I think this is a different model for relationships. There's a ritual for at least a lot of my friends, have the starter marriage and then moving into a second marriage. And I feel like my first marriage was that Piscean theme. My first wife and I are composite settlers in Pisces. And so it was, we're both sacrificing everything, both miserable. And finally we decided this isn't working and with the clarity that astrology gave me. Realizing, okay, I need a relationship that helps me be more of myself, is my weird self especially. For instance, the part of me that's into astrology and I found a beautiful wife and we take astrology classes together, we're launching an astrology app together. And so the thing about astrology in general is it celebrates human diversity. So it's a great tool to help allow people to support each other in this individuation journey.

Ophira Edut:

So well said such a good point about Pisces and that brings me to a question. Maybe you want to answer Steven? Which is, well, we have, the ages go backwards of the Zodiacs. We backed from Pisces into Aquarius, but this year we have Jupiter and Aquarius until May 13th. And then it's going to go into Pisces until July 28th. So are we going to have freedom with a little sacrifice sandwich there and then back to aquarius freedom at the end of July, or can we have some healing?

Steven Forrest:

Well, Pisces is only a sacrifice sandwich if you make a mess out of it. It's mystical, it's spiritual, it's creative, it's inspiring. Every front has a back. That's absolutely fundamental. But the idea that, Pisces into Aquarius with the ages going backwards, but the general progress of the Zodiac, the other direction. And so we had Jupiter and Saturn in Capricorn. Try this, Saturn, the Lord of solitude, Capricorn the hermit and all through 2020, the whole universe, the whole human world at least, is experiencing great pressure to be solitary, austere, patient. I'm going... Does this sound like COVID-19?

Ophira Edut:

Yeah.

Steven Forrest:

There's one proof of it. December, these two heavy planets move into Aquarius and we have a new president, new prospects for the future. Things are starting to feel like a little more free. I mean, anybody, there are people who don't believe in astrology but I've never met one who knew a darn thing about it. It is so obvious when you start looking at it. But give me another minute or two because I got something more serious to say. So Pluto is still in Capricorn. For a while it was these three planets, Pluto, Jupiter, and Saturn. Now Pluto is still there. It's going to go into Aquarius in '23 and we're going to the whole, it is the dawning of the age of Aquarius.

Ophira Edut:

Yeah.

Steven Forrest:

So a lot of motion in that direction after '23. But here's the serious point, Pluto brings up shadow material. Pluto makes us look at the things we don't want to look at. Now, here's a critical phrase, Capricorn represents traditional values. Now we sit with that phrase for a moment, traditional values. There are a lot of beautiful traditional values. Like if you have a kid, take it seriously, it's your responsibility. Don't screw that up. What decent person is going to argue against that? That is a traditional value. You make a promise to somebody, you keep it or try your best to keep it a traditional value.

Steven Forrest:

But here's where it gets edgy. Here's where it gets Plutonian. Here's the traditional value, a value that has a long tradition, sexism. Here's another value that's had a long tradition, racism. Here's another one, homophobia. Okay. And so try this since 2008, when Pluto went into Capricorn, all humanity has been just seeing the boil burst of racism, homophobia, and sexism. We've made tremendous progress, but we've also seen the shadow side of it. Okay. What this means in terms of relationship, like post sexist relationships, Ricky has already spoken about it. It's really true.

Ophira Edut:

That'd be nice.

Steven Forrest:

I'm want to, just one more moment. The traditional value that's positive that we've got to be careful not throw the baby out with the bath water. The traditional value of mature commitment between adults. We're going to add the Aquarian line, who choose to enter into mature commitment. There's no social stigma in being a single person anymore. Welcome to the age of Aquarius, the age of single person. But if you want to be, I'll say married in the organic sense of the word, do it right, take it seriously. Don't act like a teenager until you're 75 years old. So I think there's a new mood of seriousness about relationship that is emerging as well. I launched, now I'm going to lay down and let you guys are in with.

Ophira Edut:

No, that's great.

Tali Edut:

It's hard to add to that. That was, I'm so with you on that. There's and even in people are dismantling the idea of monogamy in a lot of cases too. Polyamory still requires very clear agreements and integrity in order to work. I mean, even people who are designing relationships outside of the traditional model are still needing to bring that. And what you said about last year's heavy Capricorn influence bringing us in Saturn, making everyone be alone and in hermit mode. I think that also speaks to personal responsibility as an important aspect of the new relationships as well. Yes, we can support each other, but we also beyond having us support each other's visions I think the new relationship model requires us all to really know how to step back. And really, I think, I hope we preserve some of the best parts of the hermit aspect of 2020 because it's important for couples, thruples, whatever you are to be able to have your fortress of solitude. Where you go and you're alone and you're working on yourself so that when you emerge.

PART 1 OF 4 ENDS [00:21:04]

Tali Edut:

Yourself so that when you emerge, you bring your most evolved possible self to the conversations that you're having. So, yeah.

Ricky Williams:

Yeah. Speaking to that point, Tali, we see the joint rulership, Saturn over both Saturn and Aquarius and what they both have in common is this need for solitude. And I think to truly be able to be in touch and what I call Uranus, that crazy voice inside. Right? And it's crazy because when we hear it, we think, ah, I can't say that, I can't do that. It pushes up against our social conditioning. And so, sometimes we need to be alone, to be clear about who we truly are. And I think that's a big part of making relationships work.

Ophira Edut:

Yeah. I'm glad you mentioned Uranus because that has been one of the sources of upheaval, as well. Uranus being in Taurus in it's fall, if you believe in that position, but it is a challenging spot. Uranus is being the planet of change and revolution and Taurus being so traditional, kind of the antithesis of change and them having to settle their differences from 2018 to 2026. So, we're in the midst of that. And then this year with Uranus and Saturn in Aquarius, kind of in this ongoing tug of war. So, if you're feeling within yourself, this daily or whatever, hourly confusion about how traditional and how free you need to be or want to be, or you're reconfiguring that recipe that you've inherited, this is what we're supposed to be doing this year, I believe. More questions than answers. Questioning what... Because if you love being together 24/7 with someone and you want that traditional framework, that's fine.

Ophira Edut:

But I say, recognize that you should still be allowed to choose it. That should be one of the choices, but when we try to make everyone conform, and of course we're seeing, the more the Aquarian era develops, the more you have the opposite people were fighting for what they say are traditional values and fighting against people who want freedom, which I don't know why anyone does that because, just do you. But that's one of the things I think we'll grapple with all year long. And some people are not able to cope with writing their own script. I want to... Steven, you've done probably thousands of readings, no doubt, throughout your lifetime. We probably all have, at this point, have looked at hundreds, if not thousands of charts.

Ophira Edut:

And there are some people that are really struggling to go off script. That's what I love about learning your chart, because it's sort of your original blueprint or script, your first opportunity to go, okay, this is kind of the factory settings, and now I can improvise from here. I'll ask you, Steven, what would you say if you had a client or a reader who knew that they kind of needed to evolve or try something different with relationships, but was lost about how?

Steven Forrest:

Yeah, well, I would refer to the chart and the chart is the blueprint for your evolution. And there are some charts that... Well, here's a good way to start this, come to think of it. What I'm about to say is actually astrology, although a lot of astrologers wouldn't recognize it as such, but the sky is the mirror of the human soul, that's astrology. So up in the sky, deep space, in the galaxy, about two thirds of the stars that are like our sun, that are similar to the sun are binary, double stars, two-thirds of them, binary. One-third of them are single, single stars like our sun. And so, maybe the universe is telling us, about two thirds of us are really meant to partner with another person and do that warm dance and maybe a third of us have no business trying.

Steven Forrest:

And so, we'll just look at the chart and try to get a sense. Would you be happier single? Would you be happier in a couple? Let me add one more piece. This I find really delightful and just how precise astrology is. I mentioned two-thirds of the stars are binary, one-third of them single. There's a smattering of triple stars. Throuples.

Ophira Edut:

Cosmic throuple.

Steven Forrest:

[inaudible 00:25:41] they're up there and it's like the voice of God and the form of universe is saying, "For a few of you, try a threesome." Maybe a simple threesome, because these systems tend not to break up. They stayed together for the life of the stars, but there's room in the universe for throuples and quadruples and all of that but it's a minority. It just feels completely realistic, that's what the universe is telling us and we look at the earth and we say, "Mm-hmm (affirmative) yep, that's what it looks like from this point of view, too."

Ophira Edut:

So wise. I love that. I mean, we are made of stars, right? So why wouldn't we mirror their activity and Tali living in the Pacific Northwest has really, for the past 10 years, has really been exposed to a place where a relationship of your own design is really the norm there, in a lot of ways. So, it's a very eye-opening perspective.

Tali Edut:

Throuple, trio who are best friends of mine and they make it work. So,

Steven Forrest:

They make it work.

Ricky Williams:

Yeah. So, I'm tracking the chat a little bit and I see this idea of the difficulty of the Aquarian, Uranus energy, right?

Ophira Edut:

Yeah.

Ricky Williams:

[inaudible 00:26:55] and this idea, I'm currently right in smack dab in the middle of my Uranus opposition. So, very much in a Uranian time, we're coming out publicly, as a professional astrologer with my podcast at all. And so, the herd instinct, right? This need to be a part of the group. And sometimes when you individuate, you're saying that, "Maybe I think differently than the group." And I think, at a deep instinctive level. When I think of Taurus, I think of our instincts, right? At a deep, instinctive level, that's scary. Right? That's scary. But as I've been thinking about this archetype more and more, if we're able to brave it.

Ricky Williams:

And I know in my life as I've been able to do it, when we were able to put our craziness, our weirdness, our uniqueness out, I think it taps into the other side of this archetype is, we find our people, right? We find like-minded individuals, but if we can't put who we truly are out there, we're probably not going to be able to find those people. And I know as I've put my weirdness out there, I was able to attract a great teacher like Steven Forrest and great business women and astrologers like you, Talia and Ophira. And so, this is what I've learned by being courageous enough to be different.

Ophira Edut:

And we also learned that our Uranus is at 21 degrees Libra, exactly together with your North node and Libra is the sign of relationships. So, it's just so perfect.

Tali Edut:

And speaking of Uranus and Taurus, one of the things I've been noticing too, it's kind of tied into the whole cottage core movement, which is people doing that returning... People are buying land together with their... They're finding their people and it's so Aquarian too, deciding to kind of live communally. I know two groups of people who are already doing this, and I'm sure there's many more, they're just in my personal life but they are like, "Look, we don't fit in. One of us is trans, other... We're a throuple." Or, "We all share these values. We want to help raise each other's kids." And that's very Uranus and Taurus, too. It's like, fine, we don't fit the traditional model. We're just going to go have our commune over here. So,

Ophira Edut:

I know someone who's doing that and creating their own crypto currency and their own economy as well, which Uranus and Taurus, which rules money and values and possessions. I mean, you literally can create your own universe if you have... And make your own rules. So, it's interesting. I'm seeing a comment that's fun, that I wanted to share. Lisa saying, 'I've been seeing another weirdo, loaner on and off for a quarter of a century. We recently became mutually committed to one another, right before Saturn and Jupiter left Capricorn.' So, that's funny, which they both have on their descendants, so I love it.

Ophira Edut:

Someone asked also, 'Is there something in the chart that can show a tendency toward polyamory?' So, that's actually kind of an interesting thought. And someone's correcting our pronunciation of Uranus, Uranus, Uranus. Look, there's no non-awkward way to say that planet. So, indulge just, would ya?

Tali Edut:

I'd love to hear from Steven and Ricky, what they think about, the question you just posed [inaudible 00:30:27] not what it was.

Ophira Edut:

It was, is there something that would show a tendency toward poly, or let's just say a tendency toward a non nonconventional relationship path?

Tali Edut:

In the chart. Yes, Steven, have you seen in there, the signature? I'd love to hear.

Steven Forrest:

Which one of us should take that?

Tali Edut:

Steven, go ahead and then Ricky, I'd love to hear from you after that. Yeah.

Steven Forrest:

Okay. Well, for one thing, it's an unusual choice to follow the path of polyamory. I mean, it's not a majority choice, which right away puts it in that Uranian, Aquarian or out of bounds declination kind of territory, that would get a little technical, but it's another way of saying, you're on the road less traveled. And this would be an example of that. The signs Sagittarius and Gemini, that access, they are very oriented to wide experience. When I'm working with a client who's carrying them, I'll say, "God marched you to the end of the cosmic diving board and said, 'I want you to go down there and live three or four lifetimes worth of experience in one lifetime.'" And so yeah, something I really love about astrology. It can honor the path of a person who needs to love a lot of people, because everybody, all four of us, everybody listening to us, we've probably kissed more than one person in the course of our life.

Steven Forrest:

And when we think back on them, maybe there's some bitter experiences of betrayal but often, there's a sweet feeling. It's like, thank you. Thank you for sharing yourself with me that way sexually. But if it's just sex, you forget about it. We're talking about some deeper kind of communion, thank you. I knew you for three weeks or whatever, and we didn't decide to do the long road together, but thank you. And it's just so easy to honor that and then recognize that there might be souls under that Gemini, Sagittarian kind of framework who come into this world together, wide experience of an intimate nature and it's perfectly legitimate. Throw in the Uranian, Aquarian out of bounce stuff, I suspect you have a formula for people who might be more open to polyamory than other folks might be.

Ophira Edut:

That's fascinating. Have you seen anything, Ricky? [inaudible 00:32:58]

Ricky Williams:

Yeah. Well, Steven is my teacher. And so, really the way he answered the question, I mean, there's not much I can add. Just point out that, yes. You look at a chart, you look at archetypes and I think one of the beautiful things about astrology, I mentioned it earlier, it celebrates human diversity. And so, if you see relationships symbolism in your chart interacting with Uranus, Aquarius or Gemini, right? These energies... It's saying that these are the experiences you're here to have in relationship. And so, honoring that path instead of coming to terms with, my path in relationships is probably going to look different than most people's.

Ophira Edut:

Totally. We are the Geminis and Saggis here in the room, so. Someone else also asked about the one - third single, might as well cover that one, too. I mean, would that be maybe like Saturn in the seventh house or something along those lines? Or,

Steven Forrest:

Lots of Uranian, Aquarian, that family too. And note, if a chart just really screams independence and self-sufficiency, there are a lot of ways they can do that. Saturn energy, Uranian energy, there's a bunch of them, but if it screams self-sufficiency and independence. He travels fastest, he travels alone, so to speak. She, as well. [inaudible 00:34:23] kind of a single star, kind of person.

Ophira Edut:

Yeah.

Tali Edut:

I see someone asking also a very one-on-one question that we wanted to cover, too. What is the premise of evolutionary astrology in each of your words? Yeah. Ricky, do you want to share that? Being a student of it for a while, as well from the master teacher. Pop quiz.

Ricky Williams:

Well, I'll sum it up and we'll see what the teacher thinks. So for me, the way I understand it is, my philosophy on life is that life happens for us, it doesn't happen to us. Right. And for us is to aid our evolution. And if you're understanding the astrological symbols, they help us understand, okay, why was I born with the sun in Gemini? Why was I born with the need to live multiple lifetimes in one? Right. And so, it helps us get to the core of answering that question, why? And allowing us to live our lives more meaningfully in that purpose.

Steven Forrest:

Mm-hmm (affirmative).

Tali Edut:

Steven, what's your take on it? Thanks, Ricky. Yep.

Steven Forrest:

Yeah. I think Ricky could be my teacher, at this point. So, I agree with everything that he said. I'll say it in my own words. The question every astrologer purports to answer for the client is, what does my chart mean? Any astrologer is going to take that and run with it, that's why we're astrologers. What makes evolutionary astrologers different? Ricky already said this, is that... We answered that question, but we also ask the question, why do you have the chart that you have? Not, what does it mean? But, why do you have it? And as soon as you ask that question, it comes to the huge fork in the road, philosophically.

Steven Forrest:

Once you realize astrology works, which, and it proves itself to itself, if you just look at it honestly, then either we live in a random universe and the roulette wheel stopped at the instant of your birth and there you are, the Eveready bunny. And when your batteries run down, you're dead. But for awhile, you'll act according to that chart. People believe that sometimes or, something made you have that chart. There's reason and purpose in it. You are born for a reason. Which is, take your choice, but I know the choice I've made, believing that life has purposeful and meaningful.

Steven Forrest:

Next step, as soon as you start to think, okay, you have a chart for a reason. Well, the next hint, you've had your chart ever since the day you were born, by definition. So therefore, what made you have the chart that you have had to happen before you were born. Now, at that point, it splits up again, reincarnation? Sure. It's consistent with that. That's how God made you or even that's wheels turning before the birth, or even if we're totally modern materialist about it, deoxyribonucleic acid. [inaudible 00:37:26] Well, yeah, your ancestors are past lives living on inside of you. So, this doesn't prove reincarnation, but it fits with it. And any philosophically sound approach to astrology, I feel has to wrestle with the fact that there were causes, there were wheels turning before you were born and that's why you have the chart that you have. That's what distinguishes evolutionary astrology from every other kind.

Ophira Edut:

Thank you. That makes a lot of sense. And I mean, I have four planets in Scorpio, so I've always been intrigued at the very least by past lives and open to it. But after looking at all those thousands of charts, there's just no way, in my assessment, that we couldn't have lived before. Maybe some of us many more lifetimes than others, but it just makes sense to me now. It's like, I see your chart as the entry point of your soul incarnating and beginning its mission. And so, I see in the chat and it's very common and no shame, but when there's an astrologer around who may have insights that you don't, you're going to want to probably ask them, should I text this person? Or, should I call? Who should I be with?

Ophira Edut:

And we can provide those kinds of answers, but probably everyone here would agree that it's much more empowering for us to say, well, you can do anything you want. If you do this, it may go in this direction. If you do this, it's likely to go in this direction. And you said it really well Steven, and you called it choice centered astrology.

Steven Forrest:

Yeah.

Ophira Edut:

And that's one thing that we kind of... You also said, we spend a lot of time helping people unlearn what they've learned about their charts, because they've been given deterministic readings where someone has told their parents that... A lot of our clients from India, their parents got their charts done when they were born and they were told, "Oh, your daughter will never marry or will be..." So, it's a different system and a different method and all respect to all cultures, but in the system of evolutionary astrology, it's well, maybe marriage, if you want to marry, you may have to do some real reckoning with your soul's DNA and do some astrological epigenetics where you change your DNA.

Ophira Edut:

If you can do that in the body, you can do that in the soul, I believe. So,

Steven Forrest:

Exactly.

Ophira Edut:

Yeah. So, this is what we were going to talk about, what you call the primal triad, Steven, and the sun, moon and rising. But before we do, why don't we talk about the projects we're all working on? Which, [crosstalk 00:40:13].

Ricky Williams:

Yeah, but before this, and I think it'll serve as a nice segue into talking about the project is, Steven talks about the astrology of choice and I think it's also the astrology of personal responsibility, right? And so, using that choice to take responsibility for where you are now, and Padmasambhava, the great Buddhist teacher who said, "If you want to understand your past, look at your current situation." Right? And if you want to understand your future, again, look at the choices that you're making now. And so, this is astrology of personal responsibility. And what I found in a large majority, if not all the people I've talked to about their chart, the most powerful conversations or readings that I have is what I say is, it's not necessarily new information, right?

Ricky Williams:

The most powerful moments is, what I say gives people permission to actually think the way that they think, right? A lot of people, when they receive a powerful reading, they say, "I felt seen. I felt seen for the first time." And so, astrology is not the only way to come in contact with this information, right? We're not trying to tell you about something that's happening to you. I'm trying to give you insight into your own journey. And so, if we're doing a good job, what we say resonates deeply inside of you, and again, manifests in giving you permission to express yourself, to proudly go on that journey, regardless of what anyone thinks. Right? I think this is part of the Uranian urge. And so, this project is about relationships. And we started off this conversation talking about relationships in the age of Aquarius and I started off saying, my vision entering relationships, how can you help me be more me? How can I help you be more you?

PART 2 OF 4 ENDS [00:42:04]

Ricky Williams:

Relationships, how can you help me be more me? How can I help you be more you, right? But the starting point is personal responsibility. One of my favorite lines that I tell people when I'm talking about relationships and from my own personal experience is one of the first mistakes people make in relationships is we choose the wrong people, right? We get in relationships with people, it would be too much outside of their nature, right, to show up for us in a way that would feel good to us, right? And so understanding our own personal relationship needs, right? Even if they're Uranian or Aquarian, they're a little bit different. Understanding our own unique relationship needs and honoring those as we look for partners. I think this is a big part of this.

Ricky Williams:

And so a segue leading into our project is called LILA and it's a relationship app. We call it the ultimate relationship app powered by astrology. And in this app, we're helping people use astrology to first understand themselves, and we call that self discovery. Next, social discovery, meeting other like-minded people who are on the same journey, right? And the third dimension of relationship, which I think all of us are most excited about is relationship building. It's like, what do you do once you meet that person, right? Even if you meet quote unquote, the perfect match, right? And Steven says this, right? There's still process, right? There's still process and that's where the juice is. For me, that's the value of meeting the perfect match is that when your crazy comes out, right, they're going to stick around and help you move through it.

Ophira Edut:

Oh, totally. So the app that Ricky dreamed up with his wife, Linnea, and Steven came aboard for it to write all the content, is called LILA and if you look at the top of the chat, there's a link to the website, heylila.com, because it's still being made right now and designed and created. And we also want you to be part of helping to create it too. Ricky and Steven and Linnea.

Ricky Williams:

It's been a cool process and it started way back in 2017 at that Center Street class and after Steven spent the day talking about myself and Linnea, Linnea and I looked at each other and we were like, "We have to get this information out to the world." Okay? So we went up to Steve sheepishly and said, "Hey, Steve. We got an idea." And Steven smiled and said, "I think it's a good idea." And so we started, a football player, an ex-attorney, and old hippie astrologer got together and said, "We're going to start an app." And we started down that road and as we were building, we realized, I come from a football background and realizing how important the team was. And so [inaudible 00:44:40] and we decided we need superstars. I was the scout and I went out and scouted for who I thought was the hottest stuff out there and I landed on the twins and I reached out to Tali and Ophi and they were fans of Steven and excited about the project and came on board.

Ricky Williams:

I can't say it enough, again, I appreciate being on a team and I felt like we got two first round draft picks. And so it's really been magical and people that work with astrology on a daily basis, right, we're tuning into synchronicities and how this project has really been coming together has been amazing. And even the way it's growing and it's really an Aquarian theme, it's really about building a community. And I know in my personal life, my understanding, my appreciation of astrology really grew exponentially when I met Linnea and I had someone to converse with and speak this language with and understand, and actually see up close and personal, what it looks like in real time. And someone's open enough to share that experience. And that's that's another part of LILA, right, is when we meet other people who speak this language, who were living a life where they're trying to become more conscious, right? Like minded people coming together and sharing this information, I think this is how we all grow. This is how we all grow together.

Tali Edut:

Yeah. And that's why we were so excited to come aboard because you and Steven share our philosophy on relationships, that meeting each other is only just the first. That's just basically whatever. It's like the building and maintaining... Whatever structure the relationship takes, that's where the juice is and LILA isn't just about meeting someone and going on a meet-cute, it's about actually working with the people who are in your life. Now it is about meeting people too, of course, but if you're already in a relationship, it's an app that you can use as well. And people don't all know this about you Ricky, as much, but you're also a twin. You have a twin sister. Me and Ophi have been in relationships our whole lives.

Ricky Williams:

It's interesting. Both you guys can speak to this and I'm sure Steven has read for twins, but my sister was over at my house last night, and same chart, we're only a minute apart, she's gone a different path with it. My path has been more astrology as my spirituality, she went more of the traditional Christian path, right? And so to honor astrology as a path, right? And also honor other paths that they can give us the same information. And so I get curious when I'm going through certain things, transits and progressions, and I ask my sister, "What's your experience?"

Ricky Williams:

Just last week, my progressed moon moved into Pisces, right? It moved into Pisces and I think anything astrologically is something new, right? It's an adjustment period, like anything. I was curious and I asked my sister, I said, "Have you been feeling more tired lately, right? A little sleepier lately." And she doesn't know anything about astrology and she lit up and she smiled and she looked at me and she said, "Yeah." In her language, right? She's got a very personal with Jesus Christ, right? She said, "Yeah. The Lord's been talking to me and telling me I need to rest a little bit, right? I need to chill a little bit, right? I need to receive..." She even used the words, "I need to receive some information." Okay?

Tali Edut:

Wow.

Ricky Williams:

Right? And I was like, "Wow, this is beautiful. This is amazing."

Ophira Edut:

I totally understand in a different way because our mother is a rabbi, so she accesses spiritual information the way your sister does, but totally respects the astrological channel as another way. She's a Leo, so what can you do? But it's just however you get that download, that divine download. But souls are wanting to meet each other, like-minded people. We meet in this Aquarian time, we do need our people. They don't agree with us, but we are becoming more kind of on different wavelengths and dimensions. Now I do see that people are, I want to clarify what LILA is because some people are like, "Is this a website? Is this the app? Where's the app?" The app is currently being built. It's not released yet, but we've started spreading the news about it.

Ophira Edut:

So on the website, there's a sign up form where you can make sure you get the early access, the first invitation. We're going to be beta testing it and looking for people who think that they would really use this app to test. As our Aquarius, Matt, who is kind of the tech wizard behind it, he's very thick skinned. He's like, "I want you to rip it to shreds and tell me everything that you want to do and not do." We know astrology people have really great, strong opinions, and we welcome them because this is something that we're making for you. We want it to be of use to you, not just another kind of app on your phone or whatever. It's very Aquarian and very collaborative in that regard.

Tali Edut:

Steven, you took a lot of... I mean, with all that you do, as a Capricorn, you take grit and Jupiter and Capricorn and you take great care with all the materials that you publish and really the integrity behind it. You wrote all the tests for this and all the... So I'd love for you to speak to what you're creating for LILA too, for people.

Steven Forrest:

First, thank you for asking me. The philosophy we've been talking about all through this program permeates LILA. So it's not fortune telling. We think relationships, well, I'm a Cancer and you're an Aries, so thumbs down, that's not going to work. Or I'm a Cancer and you're a Pisces, so thumbs up. That very mechanistic view that the stars determine the future of a relationship, we reject that entirely. A premise in LILA, first is your primary relationship has to be with yourself. If you don't know yourself, you're going to make rotten choices. Second premise, any relationship between any two people from the astrological point of view can be made to work, with enough patience, determination, and hard work. The so-called bad aspects can correlate with passion and growth. The so-called good aspects can correlate with two people just falling asleep and never even having another conversation.

Steven Forrest:

It's all a question of how we work with it. The sense of a relationship with yourself. It's a big subject, but one tiny little illustration, let's say I'm very independent by nature. So I need a partner who grants me my freedom, my independence, maybe not sexual freedom, but if I want to go visit my friends for a week, fine, honey. So how am I going to do with a clinging vine? That's not going to work. So I got to know that thing about myself before I can make a good choice about who to try to love. And so LILA very strongly supports this idea of just getting to know yourself, and establishing that sense. And then from there on it sort of builds. We talk about every possible combination of sun signs, moon signs, rising signs. I have one, just one illustration to make this come alive. I had fun with this. I promise I just wrote this stuff straight astrology, but then I was thinking of the famous Kim Kardashian and Kanye West.

Ophira Edut:

The notorious [crosstalk 00:52:38].

Steven Forrest:

Where we give each of them advice about how to live with the other one. And here's the advice LILA would give to Kim: the thing you need to watch out for and don't do with Kanye, agreeing when you actually disagree. [crosstalk 00:52:58] this one really cracks me up. Kanye, in order to get along with Kim, here's what you have to be careful not to do: be careful of being exhausting.

Ophira Edut:

He might've done that once or twice.

Steven Forrest:

Yeah, exactly. There's Gemini, Libra stuff. Classically a good aspect, Geminis shouldn't marry Libras, according to the old formula. Well, anybody can marry anybody if they love each other, but then the work begins. And so those lines I just read, note that they're not judgment, their advice. Kanye watch out for this, Kim watch out for this and you guys will get along better. And that's just one specific illustration, but it captures the whole philosophical thrust of every word in LILA. It's about reporting relationships, making them stronger, not about judging them.

Ophira Edut:

Absolutely. And that really answers some of the questions people are asking about whether this is only for romantic or dating. No, you can really use this in any part of your life. And like Steven just said, we're not giving you a prescription, we're giving you an opportunity to have a transformation. You don't have to put the relationship in any format except for the one you choose, but if you want to get along better with the Gemini or the Libra in your life, try this.

Ricky Williams:

Yeah. I think at its core, LILA is really providing information, right? It's for empowering you with information. We're not telling you that these two people are compatible or these two people are not compatible. We're giving you information and letting you make the choice of what kind of relationship you'd like to have. And it does apply. I mean, you could even use LILA to understand your relationship with your parents or your relationship with your children. There's relationships in our life that confuse us and intrigue us and enchanted us, right? And so LILA can help you gain some consciousness and some clarity and understanding around those relationships.

Ophira Edut:

Yeah. And if you do want to meet someone in your area, you will be able to. If you are wanting to use it to be matched with people, you will be able to, because I mean, it originally did start as a dating app, but with the evolutionary astrologers, of course it's evolved. And we realized that the world really needed advice for relationships of all stripes and that's what we're giving.

Tali Edut:

And there'll also be a community forming.

Ophira Edut:

Yeah.

Tali Edut:

There are over a thousand people here today from all around the world and I even see people interacting and chatting with each other in the thread, which is such a great prelude of what's to come with the app because you can't even see each other. You don't even know each other's charts and you already want to talk to each other. So that's what I know Ricky and Steven, you envisioned happening as well and we're completely on board with, as your proud draft picks, to-

Ophira Edut:

Yeah.

Ricky Williams:

That's it. Again, most of my studying astrology, it was me in my office with books or looking in front of the computer screen. And if I had something like LILA, I had a question or something I was interested, or I was reading about Pisces and I was curious, I could go on LILA and look for Pisces and ask them questions, right, and understand their experience. Really, the big picture is a tool to build community. One of the features we're working on now is to have groups, right? Groups for all the Aquarius suns and Scorpio moons, right? So people that share certain characteristics that you want to understand more or talk about more, you can connect with and have those conversations.

Ophira Edut:

Learn from your astro twin.

Tali Edut:

I can only imagine how amazing it would have been for us when we learned astrology a couple decades ago to have a Scorpio moon support group or Venus and Scorpio, which we also have, which has made the path to relationships have certain challenges to them. Like having to deal sort through jealousy and possessiveness, which is out of sync with us being Sagittarius suns, but for me, it's like get in a relationship and all of a sudden it's like, "Ahh." The anxiety of what is this mean? The fixed signs come up and always have, and just learning that and knowing that about myself. I need freedom and I need certainty and that is a weird mix, but [inaudible 00:57:38] on top of it and Neptune. I had to realize, for me, I'm going to probably only have a few people. I'm not going to be that who person can go out to spring break and just date, find a boyfriend like that. I mean, I could, but I'd have to be faking it the whole time. I could.

Ophira Edut:

Yeah. While the app is developing with you and your input, we'll be posting on the website. It's not up yet, but it will be shortly, there's an astrology section for you to learn and to learn about the kind of things that we're going to have on the app. So we'll be posting articles, we'll be doing more webinars, you'll have videos. Follow Ricky's podcasts, Curious Questions with Ricky Williams. You can subscribe to that on iTunes. We're here to give you all the astro information that we can. And again, like we said, we want to hear from you. The website address is pinned above the comments, heylila.com. And we're also doing a Crowdfunding campaign that just launched or is just about to launch next week on Republic. So for those of you who really want to be invested in it, there's an opportunity to even own a piece of LILA with us and check that out. That's something that I love that more and more people are doing these days. Just literally being part of shaping the future of what they want. However you choose to do that is yeah.

Ricky Williams:

Yeah. It's one of the things that is most exciting to me is it's an opportunity for people to invest in something that they really love. I think we're seeing the world change. Being the CEO of LILA and one of my main responsibilities is fundraising. So it's an interesting scene, now on Zoom calls, my sports coat, talking to these VCs and trying to talk to them about astrology. It's really interesting and I started thinking to myself, right, this would feel so much better if the people that actually understand how powerful astrology can be, had an opportunity to join in the upside of what we truly believe is the future.

Ophira Edut:

I mean, we thought, our audience is mostly women and that was what was really intriguing to us, to team up with two men because in our experience, a lot of men have been skeptical, if not outright cynical about astrology. And then there are those who are open to it, but they've been trained in what you said, Steven, sexism is a tradition. They've been trained that astrology, which I think is the oldest profession next to the other one we've all heard of, is also a tradition that maybe goes as far back as sexism. What happens when a man, and especially someone who's been an NFL star. If you think astrology is just for chicks, well, listen to who your new astrologer is. I just kind of love just seeing people be a little befuddled by that and they have to just stop and go, "Oh, well, why did this person embrace astrology that doesn't fit the mold like we might."

Ricky Williams:

Well, it's funny. Part of it is, I mentioned earlier, I really learned about astrology in a yoga ashram and so pretty soon after finding yoga in India, I headed over [inaudible 00:01:01:17], I headed over to India to study. And in India, everybody's into astrology and it's the opposite, it's mostly men. The astrologers who are men in India were the most respected people in the community, and so I think really starting my astrological training in that environment, it felt really empowering as a man to have this wisdom, right? To have this wisdom and to have this knowledge and understanding.

Ricky Williams:

We all know this, right? I feel that to a certain extent, it's like preaching to the choir, but when you really start to tap into the synchronicities and you realize how beautiful the universe is, right? I was looking at the definition of cosmos, right? And it's order and beauty, right? I think for me, that's tapped into faith, right? When I see on a daily basis, the order and the beauty of the cosmos of the universe, it's easy to believe in life and it's easy to believe in myself. And I think that's a gift that we all enjoy sharing with people.

Ophira Edut:

Yeah. And that's the kind of inspiration we want to bring. We love a good AI bot and all the things that technology can do, but this app is going to be powered by humans. People are asking some really smart questions and rather than really address them here, I want to really invite you to go to heylila.com and join the list because we're going to be sending out an invite for anyone who wants to be, like we said, part of the LILA love lab and test out the app and tell us what you want from security to not dealing with idiots who aren't even into astrology and are just trolling for a date on the latest app. Very good questions, all ones we want to answer for you, so please sign up for the list.

PART 3 OF 4 ENDS [01:03:04]

Ophira Edut:

... answer for you so please sign up for the list and we'll be inviting you. Easy, fill out a form, and we want to hear from you about this. So I feel like we're going to have a little AMA about the app or something, Ricky. Yeah.

Ricky Williams:

Yeah, of course.

Ophira Edut:

Sorry. Were you saying something, Steven?

Steven Forrest:

No, just listening. Enjoying.

Ophira Edut:

Okay. Why don't we wrap up before we take a couple of questions with a little bit about the primal triad, the sun moon, and rising, and as we start spring and the new astrological year, it's like when you start the new year, you kind of get back to you and your goals and you recalibrate, "Who am I?" So the sun moon and rising is really kind of that primal triad as you call it, the essence of who you are. So Steven, I'll ask you since it's your term. What do you think people need to know about their sun, moon and rising that can be the most helpful to them in relationships?

Steven Forrest:

First, the 12 sun signs everybody knows about the 12 sun signs dividing the world into 12 types. Sometimes people get critical. There's more than 12 different types of people in the world. Well, fair enough. But we use terms like introversion and extroversion, very usefully that divides the world into two types. So a 12 fold typology has some precision to it. But then when you wear the moon and the rising sign, there are 12 possibilities there. So we go from a 12 fold typology to 1,728 possible combinations. It's a much more granular, much more precise way of defining a person. Now we can write books about the sun and the moon in the ascendant. They deserve books, but very simply the sun are kind of your identity. I like to say the values to which you need to be true if your life is going to work.

Steven Forrest:

And then the moon is more emotional. It's your heart, your soul, your needs. And then the rising sign, literally dawning when you were born. That's why time of birth is so important in astrology. It represents how you dawn on people. And so first impression you make. And my first book, the inner sky, I coined the phrase, the primal triad, and I introduced a formula which Ricky and Linnea have totally run with. It's kind of the heart of Lila where it's like, you are the son with the soul of the moon, wearing the mask of the ascendant. Just one sentence. And it can be so powerful. Although in each of these, we come up with a bunch of archetypes and also a Capricorn, the half fish and half goat. Huh? It doesn't mean anything to me. But here's one Capricorn can be the elder. So just personally, I'm a Capricorn with an Aries moon and Scorpio rising. Try this on intuitively. I am the elder with the soul of the pioneer, wearing the mask of the shaman.

Ophira Edut:

Yes you are.

Steven Forrest:

How, how, how would we take very sophisticated astrology, sun, moon, and ascendant. And we reduce it to one powerful sentence. And one of the coolest things about Lila. No, this is totally Ricky's idea. Ricky and Linnea. And I absolutely loved it. In the inner sky I have a long list of archetypes for each sign. Ricky and Linnea have expanded it, but here's the cool thing. Somebody enters Lila and it's like they're at an Aquarian and Aquarian sun. "So am I the genius, am I the rebel, am I the revolutionary, am I the troublemaker, am I the criminal?" There's a long list of possibilities. And so people will choose the archetypes within the framework of their sun, moon and ascendant. But they'll choose the archetypes that speak to them. So in this really sophisticated way, people are meeting astrology in the middle. It's like, "Okay, I'm coloring in this coloring book, but here's the colors I'm using myself." And it produces this really sophisticated, punchy and simple way of entering a far more sophisticated astrology than has ever been available on the internet before.

Ophira Edut:

Mm-hmm (affirmative). Yeah.

Tali Edut:

And you throw in the evolutionary aspect and you have that. And it's like, "Okay, now where do I go with this [crosstalk 01:07:46]?" It's not a sentence. It is okay, we're in the mask of Capricorn. We have Capricorn rising. We're in the mask of the elder. I always find myself having to deal with that. Like when I want to turn it on, I can take charge or I can downplay it too. But yeah. It's like, "Wait, how do I work with that? How much of that?" We always see astrology not knowing your chart and primal triad, for sure. It's mixology, it's like the amounts that you put in the cocktail can be changed with each circumstance. So [crosstalk 01:08:27]-

Steven Forrest:

So back of course it's so we live, it we'll help you work with it. And pardon me, interrupting. But it just had to say, you could wear the mask Capricorn rising. You get out of the wrong side of your bed. Lila will warn you. You could wear the mask of the control freak.

Tali Edut:

Control freak.

Steven Forrest:

[crosstalk 01:08:46] You don't have to be that way. But if you're making a mess out of it, whatever you do, you're going to have Capricorn rising, but you have personal responsibility for how you inhabit that and Lila just lays it all out.

Ophira Edut:

Yeah, exactly. The whole spectrum of expressions of each of those things. So we're just... You guys know astrology is a lifelong study and conversation. And so Lila, by the way means divine play. And did you come up with the name, Ricky? You and Linnea?

Tali Edut:

Sort of. So like I said, I spent a lot of time in India and actually studied some simple Sanskrit. And so I've come across the word Lila a bunch, and I have a decent understanding what it needs. So Linnea and I soon after we came up with the idea, we were working on content ideas. And again, the name much newer into astrology in, as we're working on these ideas, she started to see all the connections in the magic of astrology. And she said, it's like all these things are there for us. We just have to recognize them and play them out. And I said, there's a word for that in Sanskrit and is Lila. And then we both looked at each other and we were like, "Yes, this is the name of the app."

Ophira Edut:

Yeah. We found you. And that's what I feel like the experience of working on the app with the team you've put together, Ricky, has been a divine sort of play. I mean, we've been working on our own brand for 25 years and we have to do certain things because people expect certain things from us. We've gotten to put our hands in some new clay and help shape something. So we want everyone who's part of Lila and have as much fun as we're having creating the foundation for it, for you. So that's why... And it's just we're looking out of the corner of our eye at all of your comments, just so you know, we want to keep talking to you. But just so you know, we do read all the comments and we will be able to -

Tali Edut:

I think we need a Capricorn rising support group from reading the comments right now. [inaudible 01:10:48] Brian is saying, "Bond be Vaughn's Latin lover and peace at all costs." Which rising is that I wonder? [crosstalk 01:10:58] I'm having a blast reading this. Yes, it is true. Me and Ophi have to work out our Capricorn rising. I mean, I think that mask of the control freak shows up a lot. We've been using Lila to work on our working relationship twinship too. Just knowing that we both sometimes have that show up and we don't show it to our friends that often because sometimes there's a little shame around that control freak side, but it's yeah. I mean, this is something you can just really... I mean, isn't it endlessly fun to just upset your chart at the end of the day?

Ricky Williams:

I think play. The divine play is to realize that these energies are playing, whether we're conscious of them or not. And the point of Lila is to help us become more conscious of it. It's not about shaming being a control freak. It's about being aware of when you're moving into that, so you can be like, "This doesn't feel good. Right. How else can I use this energy? Where can I use that elder? Where am I being in mature? And so I'm married, married to a Caprice. And part of that in relationship is, is I'm in a relationship with the Caprice. And so how can I use her organization? How can I use her ability to look at what might go wrong?" Especially for a night house Gemini. And this is my envision of compatibilities, understanding yourself and understanding the other person and seeing how can, whom that person is compliment me well. And this is the opposition aspect. Is you get essentially two choices, you get complementarity or you get polarity. With wisdom and understanding you get to choose. You get to choose.

Ophira Edut:

Yeah. [crosstalk 01:12:45] all about choice, guys. Yeah, sorry.

Tali Edut:

And that control freak thing it's like also knowing that when we enter a project to like, "Okay, I know that I have very specific ways that I like things to turn out. I am going to burn the midnight oil to make sure the graphics look good and everything is tweaked and that's okay." It's like since working with you guys on that and seeing that mask archetype, it's like, "You know what? I'm kind of owning that more too." And instead of pretending to be like this, "I'm such a cool sage, everything's cool." Well, it's also like the shadow side of not owning leadership. So if you do realize that the archetype that fits how you're expressing your son when arising isn't empowering you with that personal responsibility, you can pick another setting on the dial, maybe the control freak is because I don't feel fully empowered and using my natural leadership abilities as a Capricorn rising or that kind of thing.

Tali Edut:

So just even looking at those things that we deem shameful creates new choices. So yeah, this has been really great. I mean, I feel like we kind of wove all the questions in and people are sharing now, but this is definitely something that I would love to do again with you guys. And we had over a 1000 people on from all over the world on a Saturday afternoon, beginning of spring. So you sacrificed that then you might be... No, I won't even no more Pisces jokes. We can't make the Pisces... But yeah. So...

Tali Edut:

Steven, do you have any closing thoughts at all you'd like to share and then Ricky? So, yeah.

Ophira Edut:

Well, all my life I've worked pretty much alone. I mean, nobody is an Island, but my work has been independent running my own business and so on, you know, counseling, astrologer, author. And so on. And Lila has brought an experience of teamwork into my life that I find just really exciting, really stimulating. A standard joke about myself is if I sit down anywhere for more than 10 minutes, a committee forms to elect me a chairman of whatever. And so I tended to avoid stuff like that so I can just work on my own.

Ophira Edut:

And it's been so exciting for me to work with a team of what we've got 15 or 20 people, I guess, on the Lila team now. People who are all seriously impressive out there and in television land, so to speak, you're looking at three fine examples of what I'm talking about right here. And there's a lot of folks behind the scene, hyper competent. I listen to our meetings and I don't understand two thirds of what they're talking about in terms of internet stuff and business stuff. And I kind of love it. I have my role, but it's great to be part of such a competent team of people who really seem to like each other. It's just been a delightful experience for me. So I wanted to say that.

Ophira Edut:

Absolutely [crosstalk 01:16:07]. How do you think that if you were to say it in like one line, how do you think in 2021 people or any year, how should people reset their relationship? What's one thing that you would advise people to do to reset the relationships at the Equinox to kind of bring it on home? Is there one thing, one tip or takeaway you would give to people for that?

Steven Forrest:

Nobody feels intimate if they're in a dishonest relationship. And so therefore be true to yourself, be clear about who you are, clear about what you want. Maybe willing to compromise, because you love, but be clear about who you are. Make sure that if somebody is saying, "I love you," they have some idea who you are, and then you can have a basis for a relationship that is worth keeping. That's how [crosstalk 01:17:01] I would say.

Ophira Edut:

[crosstalk 01:17:02] Ruth. Someone else said that too. Yeah. Okay. That was powerful. Thank you. How about you, Ricky? How do you think people can reset the relationships for the spin?

Ricky Williams:

Yeah, so I'm going to say something very similar to what Steven's comment feels very much my generation, Pluto and Libra. This idea of answering the question. One of the things briefly about the outer planets as they move through the signs, they really represent cohorts. Right. A lot of people born with Pluto in Libra, and it's really about what us as a cohort are working on. And I think part of the Pluto generation is really what Steven just mentioned. Right, how do I maintain a long-term relationship where I can be honest and I can truly be myself. And I think this is a natural thing that we need to learn before we can truly move into Aquarian relationships. If I don't know you, how can I be? And so that, and I think more a practical way to address this is looking at your sun, moon in your ascending, right. And ask yourself, "Are all, all three of these energies being honored in my relationships?" And if they're not, what can I do to make sure that I can exist? I can show up more in this relationship.

Ophira Edut:

Nice. Tali, any thoughts from you?

Tali Edut:

I just think I'm tag teaming with both of it that knowing your primal triad, your sun, moon, and rising, and being able to work with them as evolutionary tools. Really it is that know thyself and also being able to express that giving, having the vocabulary and the language. I mean, it's sharing is the hardest thing. Sharing ourselves because, well, perhaps that's it's not for everyone, but for many of us we want to synthesize, we want to harmonize. We want to blend. And taking that step back this year in this Aquarian Decade, and really making your relationship with yourself and your self knowledge and self study and astrology is the best tool, we all know. As important as finding that harmony because it really is the path forward towards that. So give yourself that time for self knowledge and self study. Yeah.

Ophira Edut:

Yeah. I'll wrap up by saying, I think a lot of people are still in the state of relationship shock from the past year. Like never having spent that much one-on-one time with a person or realizing that the part they were able to sort of look the other way about certain things because life kept us so busy. And I am the mother of a ten-year-old. Well Ricky, you have a son right at the same age?

Ricky Williams:

Yeah.

Ophira Edut:

And it's been really challenging to school at home and everything I'd sometimes have joked that it was a mandemic for a lot of the moms, because we're like giving all our attention to everyone and there's nothing left for ourselves. So I'm going to lean into the word reset and invite you to really look at your chart and look at where is the reset, the refresh button.

Ophira Edut:

Where can you find that through your sun sign? Just getting back to the essence of who you are through your moon, through what feeds your soul. And through your ascended meaning like I'd say take action and go actually do something that the ascendance in us can put it into motion too for you. So, and just for those of you who are wondering, there will be the replay and we'll be posting the video of this on the Hey Lila website. So you'll be able to add this for those of you who are gardening or missed the time zone or busy or sleeping, it would be here for you. So thank you everyone who joined us. Thank you,

Steven, Ricky, Tali. Yeah. More of this to come. We can't wait to be with you guys more [crosstalk 01:21:11] so happy spring and Equinox and astrological new year.

Tali Edut:

Bye everyone?

Ophira Edut:

Yeah.

Ricky Williams:

Bye, everyone.

Ophira Edut:

Bye.

Steven Forrest:

Bye.

Tali Edut:

Bye.

PART 4 OF 4 ENDS [01:21:26]

LILA Text Message Communication Logs of Presale

Fred Steinmann

Sent to a group of six people

   The day is arriving for LILA
   republic.co/lila

Sent to two people

   Check out what I am working on, we have raised 13k in a bit over 24 hours!
   republic.co/lila

Sent to a group of three people

   republic.co/lila
   We launched yesterday afternoon and have raised 13k

Sent to a group of two people

   We just launched yesterday afternoon have 13k committed so far
   republic.co/lila

Sent to one person

   Hey did you see we are launching a crowdfunding campaign?
   republic.co/lila
   We hit over 25k in 48 hours.

Sent to one person

   republic.co/lila
   Almost 25k raised

Sent to one person

   republic.co/lila
   We raised over 13k in 24 hours!

Matt Cohen

Sent to two people

Check out what I am working on with Ricky
republic.co/lila

Jay Austin

Sent to one person

We raised $24k+ in crowdfunding commitments for our app just from the webinar which is amazing.
republic.co/lila